UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

361438104

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Arian Colachis, Esq.
K&L Gates LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104
1	Names of Reporting Persons. Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 914,240 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 914,240 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 914,240 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person (See Instructions) OO

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 361438104
1	Names of Reporting Persons. William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 914,240 (1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 914,240 (1)
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 914,240 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.6%
14	Type of Reporting Person (See Instructions) IN

(1)All Class A Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY STATEMENT

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the Class A Common Stock, par value $0.001 per share (“Common Stock”) of GAMCO Investors, Inc. (the “Issuer”).  Amendment No. 11 is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, the “Reporting Persons”) to amend and supplement the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on August 23, 2001, as amended on February 14, 2005, February 15, 2006, March 27, 2006, July 6, 2006, April 25, 2007, February 14, 2008, October 6, 2008, June 1, 2010, September 3, 2010 and September 22, 2010.  Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D.

Item 4.  Purpose of Transaction

On September 30, 2010, the Issuer redeemed the remaining principal amount of $20,000,000 of the 2011 Notes issued by the Issuer to Cascade for cash in the amount of $20,336,402.45, reducing the number of shares of Common Stock beneficially owned by the Reporting Persons by 377,359 shares.  The redemption of these notes did not impact the 2018 Note.

On September 30, 2010, Cascade and the Issuer decided not to amend the 2018 Note issued by the Issuer to Cascade.  Pursuant to the terms of the 2018 Note, on September 30, 2010, Cascade notified the Issuer that it is exercising its put option with respect to the entire $60,000,000 unpaid principal amount of the 2018 Note.  As a result of this exercise, the Issuer is obligated to pay Cascade the principal amount of the 2018 Note minus certain adjustments as defined in the 2018 Note plus accrued but unpaid interest on November 3, 2010.  At such time as payment is received, Cascade will no longer beneficially own more than 5% of the shares of Common Stock of the Issuer.

Except as described in this Item 4 and previously set forth in the Reporting Person’s Schedule 13D and all amendments thereto, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to Amendment No. 11 for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

According to the Issuer, as of July 31, 2010, there were 6,982,351 shares of Common Stock issued and outstanding.

As of the filing date of Amendment No. 11 and until such time as the Issuer fulfills its obligation to pay for the 2018 Note, Cascade beneficially owns 896,995 shares of Common Stock issuable upon conversion of the 2018 Note and 17,245 directly for an aggregate of 914,240 shares of Common Stock, representing approximately 11.6 % of the shares of Common Stock currently issued and outstanding, together with the shares of Common Stock issuable upon conversion of the 2018 Note.  All shares held by Cascade may be deemed to be beneficially owned by Mr. Gates as the sole member of Cascade.

(b)   See items 7 through 10 of the cover pages to Amendment No. 11 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    None, other than the transactions stated herein.

(d)    None.

(e)    See Item 4.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4. Except as described in this Item 6 and previously set forth in the Reporting Person’s Schedule 13D and all amendments thereto, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2010	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
Name: Alan Heuberger(2)
Title: Attorney-in-fact for Michael
Larson, Business Manager

WILLIAM H. GATES III(1)

	By:	*
		Name:	Alan Heuberger(3)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger

(1)Amendment No. 11 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated March 27, 2006 and included with the signature page to Amendment No. 3 to Schedule 13D with respect to the Issuer filed on March 27, 2006, SEC File No. 005-56355, and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.